Flora Growth Corp.

3406 SW 26th Terrace, Suite C-1

Fort Lauderdale, Florida 33132

September 1, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Tyler Howes

Re: Flora Growth Corp. - Registration Statement on Form S-3 (File No. 333-274204)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-274204) (the "Registration Statement") of Flora Growth Corp. We respectfully request that the Registration Statement become effective as of 5:00 p.m., Eastern Time, on September 6, 2023, or as soon thereafter as is practicable. Once the Registration Statement has been declared effective, please confirm orally that event with our counsel, Dorsey & Whitney LLP, by calling Nick Beatty at (801) 933-8918.

Very truly yours,

Flora Growth Corp.

By:	/s/ Dany Vaiman
Name:	Dany Vaiman
Title:	Chief Financial Officer